Exhibit 99.1

Fitell Corporation Completes Purchase of 216.8 million PUMP Tokens to its Digital Asset Treasury

Taren Point, Australia – October 2, 2025 – Fitell Corporation (NASDAQ: FTEL) (“Fitell” or the “Company”) today announced that it has purchased and allocated to its corporate treasury 216.8 million Pump.fun (PUMP) tokens, the native token powering the Pump.fun launchpad on Solana. This transaction represents the Company’s first direct purchase of PUMP tokens and reflects its continued strategic expansion within the Solana ecosystem.

On October 1, 2025, Fitell purchased approximately 216.8 million PUMP tokens for a total amount of $1.5 million.

“We again moved promptly from decision to execution,” said Sam Lu, Chief Executive Officer of Fitell Corporation. “We are deepening our participation in Solana’s growth story, while diversifying our digital asset treasury to position us to capture long-term growth opportunities for our stakeholders.”

FTEL will provide periodic updates as it expands its digital asset treasury.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com